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SEC FILE NUMBER
8-71007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WEMATCH. LIVE LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STUART HENDERSON	201-2647900	shenderson@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLC
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Edward Hochstader Jr._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___WEMATCH. LIVE LLC_____, as of ___3/31_____, 2 _024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Edward Hochstadter Jr*

_____

Title: _____CEO_____

See attached Jurat Certificate
_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



This certificate is attached 2 page document dealing with/entitled Annual Reports Form X - 17A-5 and dated 07/11/2024

Jurat Certificate

State of Texas

County of Brazoria

Sworn to and subscribed before me on the 11th day of July, 2024 by Edward Hochstader, Jr..

This notarial act was an online notarization via two-way webcam and audiovisual technology.

(Seal) LINDA F PEEPLES Notary ID #132579084 My Commission Expires July 21, 2024 NOTARY PUBLIC STATE OF TEXAS

Linda F. Peeples, Online Notary Public

Notary Public, State of Texas

Notary's typed or printed name:

Linda F. Peeples, Online Notary Public

My Commission Expires
07/21/2024

Signer's identity verified in the following manner:

- ☐ Credible Witness
- ☐ Personally Known
- ☒ Produced Identification

Type of ID: New Jeersey Driver License

WEMATCH.LIVE LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT
CONFIDENTIAL PER RULE 17A-5(E)(3)

March 31, 2024

Table of Contents

- 2 -


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of WeMatch.Live LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WeMatch.Live LLC (the "Company") as of March 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the identify supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP
Crowe LLP

We have served as WeMatch.Live LLC's auditor since 2023.

New York, New York
June 27, 2024

Statement of Financial Condition
March 31, 2024

ASSETS

Cash and cash equivalents	$ 898,328
Prepaid expenses	16,505
Property and equipment, net	262
Total assets	$ 915,095

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Trade payables	$ 13,847
Accrued expenses and other liabilities	59,128
Amounts due to affiliates	108,153
Total liabilities	$ 181,128
Member's Equity	$ 733,967
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 915,095

Confidential in accordance with Rule 17a-5(e) (3) under Securities Exchange Act of 1934.
The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the year ended March 31, 2024

Revenues

Interest income	$ 56,363
Total revenues	$ 56,363

Expenses

Compensation	$ 616,558
Professional fees	169,378
Rent	11,884
Other	124,739
Total expenses	$ 922,559
Net loss:	($ 866,196)

Confidential in accordance with Rule 17a-5(e) (3) under Securities Exchange Act of 1934.
The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity

Member's Equity as of April 1, 2023	$ 1,600,163
Net loss	(866,196)
Member's Equity as of March 31, 2024	$ 733,967

WEMATCH.LIVE LLC

STATEMENTS OF CASH FLOWS

<u>Cash flows from operating activities:</u>

Net Loss	$ (866,196)

Adjustments to reconcile net loss to net cash provided by operating activities:

Increase in prepaid expenses	$ (16,505)
Increase in trade payables	13,797
Increase in accrued expenses and other liabilities	59,128
Increase in amounts due to affiliates	107,153
Total adjustments to net loss	$ 163,573
Net cash used in operating activities	$ (702,623)

<u>Cash flows from investing activities:</u>

Purchase of property and equipment	(262)
Net cash used in investing activities	$ (262)
Increase (decrease) in cash and cash equivalents	$ (702,885)
Cash and cash equivalents at the beginning of the period	1,601,213
Cash and cash equivalents at the end of the period	$ 898,328

Supplemental cash flow disclosure:

The company did not pay during the fiscal year interest and taxes.

NOTE 1: Organization and Nature of the Business

Wematch.Live, LLC (**the "Company"**) was organized as a Delaware limited liability company on July 1, 2022, and is in New York, New York. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 11, 2023. In September 2022, the Company entered into a distributor service agreement with Wematch. Support US Inc (**"The Parent Company"**) for the purpose of providing distributor services for a trading platform licensed to the parent company by the Group parent company ("**Wematch.Live R&D Ltd**").

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. During the fiscal year 2024, the Company held checking and money market savings accounts at financial institution. Interest income is recognized on an accrual basis and solely from the money market savings accounts at financial institutions.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Asset Category	Useful life
Computers & software	3
Office furniture	7
Electronic equipment	10

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidelines require an entity to follow a five-step model to: (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company had no revenue from contracts with customers during the year ended March 31, 2024.

Income Tax

The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to the Parent, and the Parent is responsible for reporting the Company's taxable income or loss. There are no obligations for the Company to fund the federal, state, or local tax liabilities, if any, of the Parent. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Employee Benefit Plans

The Company offers a Safe Harbor 401 (k) plan covering substantially all the Company's employees. Participants may contribute a percentage of compensation, but not more than the maximum allowed under the Internal Revenue Code. The plan provides for a discretionary contribution by the Company that amounted to approximately $16,000 for the year ended March 31,2024. This expense is included in Compensation and employee benefits on the Statement of Operations.

NOTE 3: Related Party Transactions

In April 2023, the Company entered a three-year expense sharing agreement with Wematch.Live R&D LTD (the "Group Parent Company") for the allocation of services paid by the Group Parent Company and its affiliates on behalf of the Company. These services primarily include finance, legal, and human recourses provisions provided by the Group Parent Company and its affiliates to the Company. Additionally, the agreement covers external administrative vendors who supply back-office systems such as accounting, human recourses, communications, and workplace solutions.

 In August 2023, the Company entered a three-year expense sharing agreement with Wematch Support US Inc. (the "Parent Company") for the allocation of rent and other expenses paid by the Parent Company, such as private medical insurance premiums.

During the fiscal year 2024, the non-direct expenses recorded in the Company's Statement of Operations were:

Non-direct Expenses	Fiscal Year 2024
Compensation expenses	$78,962
Rent	$11,884
Other expenses	$10,981
Professional fees	$1,234
Total	**$103,061**

As of March 31, 2024, the amount owed by the Company to its affiliates is $108,153

NOTE 7: Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined.

On March 31, 2024, the Company's net capital was $717,200, which exceeded the requirement by $694,559.

The Company operates under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is also eligible to file an Exemption Report.

NOTE 8: Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the fiscal year ended March 31, 2024, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits

NOTE 9: Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the year ended March 31, 2024. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

NOTE 10: Subsequent Events

In May 2024, the Company entered a new three-year expense sharing agreement with Wematch.Live R&D LTD (the "Group Parent Company"). Under this agreement, the expenses paid by the Group Parent Company and its affiliates will be treated as non-cash capital contributions to the Company. There were no changes in the actual allocation method.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
As of March 31, 2024

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")

NET CAPITAL	
Total members' capital	$733,967
Deductions and/or charges: Non-allowable assets:	
Prepaid expenses	$16,505
Fixed assets	$262
Total deductions and/or charges	$16,767
Net capital before haircuts	-
Net capital	$717,200
Computation of basic net capital requirement:	
Minimum net capital required of 12.5% of aggregate indebtedness of $181,128 or $5,000, whichever is greater:	$22,641
Excess of net capital over minimum requirement	$694,559
Aggregate indebtedness	
Accrued expenses and other liabilities	$59,128
Amounts due to affiliates	108,153
Trade payables	13,847
Total aggregate indebtedness	$181,128
Percent of aggregate indebtedness to net capital	25.25%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2024

Schedule II COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3.
FOR THE YEAR ENDED March 31, 2024

The Company is also exempt from provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's other business activities contemplated by Footnote 74 of the SEC Realise No. 34-70073 adopting amendments to 17 C.F.R § 240.17s-5 are limited to operating electronic communication network.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report for WeMatch.Live LLC (the Company), in which (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) the Company has relied on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is eligible to file an Exemption Report because the Company limits its business activities exclusively to operating an electronic communication network; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended March 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with their assertion within the exemption report that the Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP
Crowe LLP

New York, New York
June 27, 2024

Exemption Report

Wematch.Live, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to operating an electronic network; and, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Wematch.Live, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Ed Hochstadter

C820AB83C9DF492

Ed Hochstadter, CEO

June 27, 2024